UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ZI CORPORATION
(Name of subject company (Issuer))
NUANCE COMMUNICATIONS, INC.
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)
988918108
(CUSIP number of common stock)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert D. Sanchez, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street, NW Fifth Floor Washington, DC 20006 Telephone: (202) 973-8800	Jo-Anne Sinclair, Esq. Vice President and General Counsel Nuance Communications, Inc. 1 Wayside Road Burlington, MA 01803 Telephone: (781) 565-5000	Chris Hewat, Esq. Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court West Toronto, ON M5L 1A9 Canada Telephone: (416) 863-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,790,875.60	$895.68

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value assumes the purchase of all outstanding common shares, no par value, of Zi Corporation, other than the 1,000 common shares owned by Nuance Communications, Inc., for the expected consideration in the tender offer of $0.40 per share. As of September 30, 2008 (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008), there were 50,667,957 common shares outstanding, 4,600,700 common shares issuable pursuant to outstanding stock options and restricted stock units, and outstanding warrants to purchase 1,709,532 common shares. As a result, this calculation assumes the purchase of 56,977,189 common shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals 0.00393% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form of Registration No.:	$895.68 Schedule TO-T	Filing Party: Date Filed:	Nuance Communications, Inc. November 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 26, 2008, and amended on December 3, 2008 (as amended, the “Schedule TO”), relating to a tender offer by Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Offeror”), to purchase all of the outstanding common shares (the “Shares”) of Zi Corporation, an Alberta corporation (the “Company” or “Zi”), at a purchase price of $0.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008 (as amended, the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment No. 2 is being filed on behalf of the Offeror.
     The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal is incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented by the information specifically provided herein.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Item 5 of the Schedule TO is hereby amended and supplemented by the following:
     On the morning of December 9, 2008, Nuance sent a letter to the board of directors of Zi to communicate the adverse results of Nuance’s due diligence review of Zi.
     On the afternoon of December 9, 2008, Nuance received a letter from the board of directors of Zi indicating that the board of directors of Zi was not supportive of Nuance’s Offer.
     On December 11, 2008, Zi issued a press release and filed with the Securities and Exchange Commission Zi’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (including a Directors’ Circular) announcing that the board of directors of Zi recommended that its shareholders reject the Offer.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented by the following:
     On December 12, 2008, Nuance issued a press release announcing that on December 3, 2008, in accordance with Canadian securities laws, Nuance extended its cash tender offer to purchase all of the outstanding shares of Zi from 5:00 p.m. (Calgary time) on December 31, 2008 to 5:00 p.m. (Calgary time) on January 2, 2009.
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
*Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUANCE COMMUNICATIONS, INC.
Dated: December 15, 2008	By:	/s/ Thomas Beaudoin
		Name:	Thomas Beaudoin
		Title:	Chief Financial Officer

EXHIBIT INDEX
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
*Previously filed.

4